Mail Stop 4561

July 17, 2008

Marc G. Naughton
Senior Vice President and
Chief Financial Officer
Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, MO 64117

> **Re:**   **Cerner Corporation**
> **Form 10-K for the Fiscal Year Ended**
> **December 29, 2007**
> **Filed February 27, 2008**
> **File No. 000-15386**

Dear Mr. Naughton:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief